Exhibit 8

SUBSIDIARIES OF THE COMPANY

Consolidated Principal Subsidiary	Jurisdiction of Incorporation

Cosmos Regent Ltd	British Virgin Islands

Cyber Generation Limited	British Virgin Islands

Great Windfall Agents Limited	British Virgin Islands

Million Good Limited	British Virgin Islands

Orion Tire Corporation	State of California, United States of America

Orion (B.V.I.) Tire Corporation	British Virgin Islands

Supreme Solutions Limited	British Virgin Islands

Ventures Kingdom Limited	British Virgin Islands

Wealth Faith Limited	British Virgin Islands

Whole Good Limited	British Virgin Islands